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Exhibit 99.8

Bookham Technology plc

21 July, 2003

        Oxfordshire, UK - 21 July 2003: Bookham Technology plc announces that on 18 July 2003 it received notification from Aviva plc (formerly CGNU plc) ('Aviva') that, following a purchase of 300,000 ordinary shares in the Company on 17 July, its subsidiary Morley Fund Management Limited is now interested in 20,917,183 ordinary shares, representing approximately 10.06% of the current issued share capital of the Company, including a material interest in 6,062,228 shares (2.91%). Aviva has the same interest.

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  Exhibit 99.8